EXHIBIT 21.1

Subsidiaries of Registrant

Subsidiary	Jurisdiction of Formation
Lantronix International AG	Switzerland
Lantronix Europe GmbH	Germany

Subsidiaries of Lantronix International AG

Subsidiary	Jurisdiction of Formation
Lantronix UK Ltd.	United Kingdom
Lantronix Netherlands B.V	Netherlands
Lantronix Hong Kong Limited	Hong Kong
Lantronix Australia Pty. Ltd.	Australia
Lantronix Japan K.K.	Japan